SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
CONCHO RESOURCES INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
20605P101
(CUSIP Number)
December 31, 2009
(Date of Event Which
Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1 (c)
☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20605P101

1	NAMES OF REPORTING PERSONS YORKTOWN ENERGY PARTNERS VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		98,130

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		98,130

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	98,130 (1) (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.1%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.
(2) Of these securities, 7,032 shares are held by W. Howard Keenan, Jr. for the benefit of Yorktown Energy Partners VI, L.P.
(3) Based on 85,784,691 shares of common stock issued and outstanding as of November 2, 2009 as disclosed by Concho Resources Inc. in its quarterly report on Form 10-Q for the quarter ended September 30, 2009, filed with the Securities and Exchange Commission on November 6, 2009.

CUSIP No.	20605P101

1	NAMES OF REPORTING PERSONS YORKTOWN VI COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		98,130

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		98,130

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	98,130 (1) (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.1%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.
(2) Of these securities, 7,032 shares are held by W. Howard Keenan, Jr. for the benefit of Yorktown Energy Partners VI, L.P.
(3) Based on 85,784,691 shares of common stock issued and outstanding as of November 2, 2009 as disclosed by Concho Resources Inc. in its quarterly report on Form 10-Q for the quarter ended September 30, 2009, filed with the Securities and Exchange Commission on November 6, 2009.

CUSIP No.	20605P101

1	NAMES OF REPORTING PERSONS YORKTOWN VI ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		98,130

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		98,130

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	98,130 (1) (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.1%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.
(2) Of these securities, 7,032 shares are held by W. Howard Keenan, Jr. for the benefit of Yorktown Energy Partners VI, L.P.
(3) Based on 85,784,691 shares of common stock issued and outstanding as of November 2, 2009 as disclosed by Concho Resources Inc. in its quarterly report on Form 10-Q for the quarter ended September 30, 2009, filed with the Securities and Exchange Commission on November 6, 2009.

Item 1.
(a)	Name of issuer: Concho Resources Inc.

(b)	Address of issuer’s principal executive offices: 550 West Texas Avenue, Suite 100, Midland, Texas 79701
Item 2.
(a)	Name of person(s) filing:

Yorktown Energy Partners VI, L.P., a Delaware limited partnership,

Yorktown VI Company LP, a Delaware limited partnership and

Yorktown VI Associates LLC, a Delaware limited liability company

(b)	Address of principal business office or, if none, residence:

410 Park Avenue, 19th Floor, New York, NY 10022

(c)	Citizenship: USA

(d)	Title of class of Securities: Common Stock, par value $0.001 per share

(e)	CUSIP Number: 20605P101
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership
     The information regarding ownership as set forth in Items 5-9 and 11 of Pages 2, 3 and 4, is hereby incorporated by reference.
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
     Not applicable
Item 8. Identification and Classification of Members of the Group
     Not applicable
Item 9. Notice of Dissolution of Group
     Not applicable
Item 10. Certifications
     Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information set forth in this statement is true, complete and correct.
Dated: February 15, 2010

YORKTOWN ENERGY PARTNERS VI, L.P.

By:	Yorktown VI Company LP,
its General Partner

	By:	Yorktown VI Associates LLC,
its General Partner

		By:	Robert A. Signorino

		Name:	Robert A. Signorino
		Title:	Member

YORKTOWN VI COMPANY LP

By:	Yorktown VI Associates LLC,
its General Partner

	By:	Robert A. Signorino

	Name:	Robert A. Signorino
	Title:	Member
YORKTOWN VI ASSOCIATES LLC

By: Name:	Robert A. Signorino Robert A. Signorino
Title:	Member

INDEX TO EXHIBITS
Exhibit
1.	Joint Filing Agreement dated February 13, 2008 (filed as Exhibit 99.1 to the Schedule 13G filed by Yorktown Energy Partners VI, L.P., Yorktown VI Company LP and Yorktown VI Associates LLC on February 14, 2008, and incorporated herein by reference)